CC

OFFICER'S FINANCIAL CERTIFICATION

I, Kate Redman, certify that:

(1) the financial statements of Commongrounds Cooperative included in this Form are true and complete in all material respects;

(2) there was no tax return information for Commongrounds Cooperative filed for the fiscal years ended December 31, 2016 and December 31, 2017, and no financial statements are available as the entity was not yet formed; and

(3) reviewed financial statements by a public accountant for the fiscal year ended December 31, 2018 are not yet available, but will be provided to investors should the Offering continue past the 120 day window as provided for in the rules related to Regulation Crowdfunding.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: Commongrounds Cooperative

By: *Kate Redman*

Printed: Kate Redman

Title: Project Director

Commongrounds Cooperative

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Interest Earned	1.83
Total Income	**$1.83**
GROSS PROFIT	**$1.83**
Expenses	
Advertising & Marketing	6,167.45
Architectural & Engineering Fees	45,783.00
Bank Charges & Fees	35.00
Contractors	43,500.00
Events	1,522.03
Insurance	172.50
Legal & Professional Services	6,119.00
Meals & Entertainment	62.50
Miscellaneous Expenses	1,447.59
Office Supplies & Software	1,338.84
Total Expenses	**$106,147.91**
NET OPERATING INCOME	**$ -106,146.08**
NET INCOME	**$ -106,146.08**

UNAUDITED

Commongrounds Cooperative

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking ***469	59,062.12
Savings ***469	18,268.83
Total Bank Accounts	**$77,330.95**
Total Current Assets	**$77,330.95**
TOTAL ASSETS	**$77,330.95**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan from Commongrounds LLC	165,325.03
Total Long-Term Liabilities	**$165,325.03**
Total Liabilities	**$165,325.03**
Equity	
Crowdsourcing Equity	18,142.00
Owner's Investment	10.00
Retained Earnings	0.00
Net Income	-106,146.08
Total Equity	**$ -87,994.08**
TOTAL LIABILITIES AND EQUITY	**$77,330.95**

Accrual Basis Monday, January 21, 2019 03:39 PM GMT-8

Commongrounds Cooperative

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-106,146.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -106,146.08**
FINANCING ACTIVITIES	
Loan from Commongrounds LLC	165,325.03
Crowdsourcing Equity	18,142.00
Owner's Investment	10.00
Net cash provided by financing activities	**$183,477.03**
NET CASH INCREASE FOR PERIOD	**$77,330.95**
CASH AT END OF PERIOD	**$77,330.95**

Commongrounds Cooperative

CHANGES IN OWNER'S EQUITY TRANSACTION REPORT

(MEMBERSHIP DUES)

January - December 2018

DATE	TRANSACTION TYPE	NUM	ADJ	NAME	MEMO/DESCRIPTION	ACCOUNT	SPLIT	AMOUNT	BALANCE
Crowdsourcing Equity									
10/23/2018	Deposit		No		Deposit ACH Square Inc/TYPE: SDV-VRFY ID: 9424300002 CO: Square Inc Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	0.01	0.01
10/23/2018	Expense		No		Withdrawal ACH Square Inc/TYPE: SDV-VRFY ID: 9424300002 CO: Square Inc Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	-0.01	0.00
10/26/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	2,219.50	2,219.50
10/29/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	48.25	2,267.75
10/30/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	96.50	2,364.25
10/31/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	193.00	2,557.25
11/01/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	96.50	2,653.75
11/05/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	337.75	2,991.50
11/06/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	386.00	3,377.50
11/07/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	96.50	3,474.00
11/08/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	193.00	3,667.00
11/13/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	241.25	3,908.25
11/14/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	48.25	3,956.50
11/15/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	289.50	4,246.00

DATE	TRANSACTION TYPE	NUM	ADJ	NAME	MEMO/DESCRIPTION	ACCOUNT	SPLIT	AMOUNT	BALANCE
11/16/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	96.50	4,342.50
11/19/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	193.00	4,535.50
11/20/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	48.25	4,583.75
11/21/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	144.75	4,728.50
11/23/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	337.75	5,066.25
11/26/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	530.75	5,597.00
11/27/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	193.00	5,790.00
11/28/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	193.00	5,983.00
11/29/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	482.50	6,465.50
11/30/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	627.25	7,092.75
12/03/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	2,123.00	9,215.75
12/04/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	5,066.25	14,282.00
12/05/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	2,798.50	17,080.50
12/06/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	48.25	17,128.75
12/12/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	530.75	17,659.50
12/13/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code:	Crowdsourcing Equity	Savings ***469	193.00	17,852.50

DATE	TRANSACTION TYPE	NUM	ADJ	NAME	MEMO/DESCRIPTION	ACCOUNT	SPLIT	AMOUNT	BALANCE
					CCD				
12/17/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	96.50	17,949.00
12/18/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	48.25	17,997.25
12/20/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	48.25	18,045.50
12/28/2018	Deposit		No		Deposit ACH STRIPE/TYPE: TRANSFER ID: 1800948598 CO: STRIPE Entry Class Code: CCD	Crowdsourcing Equity	Savings ***469	96.50	18,142.00
Total for Crowdsourcing Equity								**$18,142.00**	
TOTAL								**$18,142.00**	